Exhibit 99.1

Kaixin Holdings

(the “Company”, incorporated in the Cayman Islands with limited liability)

(Nasdaq: KXIN)

Notice of Annual General Meeting of the Company

Notice is hereby given that an annual general meeting of shareholders of the Company (the “AGM”) will be held at Complex Building Room 211, 18 Dong Quan Avenue, Luoyang Town, Taishun County, Wenzhou, Zhejiang, China, on February 21, 2026 at 10:00 am Beijing time for the purpose of considering and, if thought fit, passing and approving the following resolutions:

RESOLUTIONS

RESOLUTION 1:

Resolved as an ordinary resolution that:

a)            the reverse share split and share consolidations of the Company’s authorised issued and unissued ordinary shares of the Company (the “Shares”) at one time or multiple times within a period of five (5) years from the date of the AGM at the consolidation ratio and effective time as the Board of Dreictors may determine in its sole direcretion, proviced always that the cumulative consolidation ratio for all such share consolidation(s) (together the “Share Consolidations”, and each a “Share Consolidation”) shall be a whole number of no less than one-for-two and no greater than one-for-one thousand (the “Approved Consolidation Ratio”), such that the number of authorised issued and unissued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio, and the authorised share capital of the Company shall be changed (assuming an Approved Consolidation Ratio of 1:10) from “US$1,505,316,695 divided into (a) 1,015,049,250 Class A ordinary shares of a par value of US$1.35 each, (b) 100,000,000 Class B ordinary shares of a par value of US$1.35 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each” to “US$1,505,316,695 divided into (a) 101,504,925 Class A ordinary shares of a par value of US$13.50 each, (b) 10,000,000 Class B ordinary shares of a par value of US$13.50 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each”, be and is hereby approved in all respects; and

b)            in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Class A ordinary shares and Class B ordinary shares to be issued to shareholders of the Company to round up any fractions of Class A ordinary shares and Class B ordinary shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

Resolution 2:

Resolved as a special resolution that, subject to approval by the shareholders of the Share Consolidation, the seventh amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the eighth amended and restated memorandum and articles of association, subject to adjustment solely in respect of the final Approved Consolidation Ratio, to effect the alterations to the authorised share capital of the Company as a result of the Share Consolidation (the “Articles Amendment”).

Resolution 3:

Resovled as an ordinary resolution that, subject to the approval and implementation of the Share Consolidation, the share sub-division of the Company’s authorised share capital, at a ratio to be determined by the Board following their determination of the Approved Consolidation Ratio (the “Approved Sub-Division Ratio”), at a date to be determined by the Board, such that the number of authorised issued and unissued Class A ordinary shares and Class B ordinary shares is increased by the Approved Sub-Division Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share decreased by the Approved Sub-Division Ratio, and the authorised share capital of the Company shall be changed (assuming an Approved Consolidation Ratio of 1:10,000) from “US$1,505,316,695 divided into (a) 101,504,925 Class A ordinary shares of a par value of US$13.50 each, (b) 10,000,000 Class B ordinary shares of a par value of US$13.50 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each” to “US$1,505,316,695 divided into (a) 1,015,049,250,000 Class A ordinary shares of a par value of US$0.00135 each, (b) 100,000,000,000 Class B ordinary shares of a par value of US$0.00135 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each” (the “Share Sub-Division”), be and is hereby approved in all respects;

Resolution 4:

Resolved as an ordinary resolution that, subject to the approval and implementation of the Share Consolidation and the Share Sub-Division (assuming an Approved Consolidation Ratio of 1:10,000),

A)           the authorised share capital of the Company be increased from “US$1,505,316,695 divided into (a) 1,015,049,250,000 Class A ordinary shares of a par value of US$0.00135 each, (b) 100,000,000,000 Class B ordinary shares of a par value of US$0.00135 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each” to “an aggregate of (I) US$1,505,316,695 divided into (a) 1,015,049,250,000 Class A ordinary shares of a par value of US$0.00135 each, (b) 100,000,000,000 Class B ordinary shares of a par value of US$0.00135 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each and (II) euro€1,505,316,695 divided into (a) 1,015,049,250,000 Class A ordinary shares of a par value of euro€0.00135 each, (b) 100,000,000,000 Class B ordinary shares of a par value of euro€0.00135 each, (c) 6,000 Series A convertible preferred shares of a par value of euro€0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of euro€0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of euro€0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of euro€0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of euro€0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of euro€0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of euro€0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of euro€0.00075 each” (the “Increase of Capital”);

B)            at the date immediately following the Increase of Capital (the “Effective Date”), for the purposes of redenominating the issued share capital from US dollars to Euro, an aggregate of (a) the number of Class A ordinary Shares of a par value of euro€0.00135 each equal to all issued Class A ordinary shares as of the Effective Date, (b) the number of Class B ordinary shares of a par value of euro€0.00135 each equal to all issued Class B ordinary shares as of the Effective Date, (c) the number of Series A convertible preferred shares of a par value of euro€0.0001 each equal to the issued Series A convertible preferred shares, (d) the number of Series D convertible preferred shares of a par value of euro€0.0001 each equal to the issued Series D convertible preferred shares, (e) the number of Series F convertible preferred shares of a par value of euro€0.00005 each equal to the issued Series F convertible preferred shares, (f) the number of Series G convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series G convertible preferred shares, (g) the number of Series H convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series H convertible preferred shares, (h) the number of Series I convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series I convertible preferred shares, (i) the number of Series J convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series J convertible preferred shares, and (j) the number of Series K convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series K convertible preferred shares, in the capital of the Company be issued at par to the existing shareholders as of the Effective Date (the “Existing Shareholders”) on a pro rata basis (the “Issue of Shares”) and the Issue of Shares be registered in the register of members of the Company. The final number of shares issued to each Existing Shareholder shall be rounded to the nearest whole number;

C)            immediately following the Issue of Shares, the aggregate of (a) the number of Class A ordinary Shares of a par value of euro€0.00135 each equal to all issued Class A ordinary shares as of the Effective Date, (b) the number of Class B ordinary shares of a par value of euro€0.00135 each equal to all issued Class B ordinary shares as of the Effective Date, (c) the number of Series A convertible preferred shares of a par value of euro€0.0001 each equal to the issued Series A convertible preferred shares, (d) the number of Series D convertible preferred shares of a par value of euro€0.0001 each equal to the issued Series D convertible preferred shares, (e) the number of Series F convertible preferred shares of a par value of euro€0.00005 each equal to the issued Series F convertible preferred shares, (f) the number of Series G convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series G convertible preferred shares, (g) the number of Series H convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series H convertible preferred shares, (h) the number of Series I convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series I convertible preferred shares, (i) the number of Series J convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series J convertible preferred shares, and (j) the number of Series K convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series K convertible preferred shares held by the respective Existing Shareholders (together the “Existing Issued Shares”) be repurchased at par by the Company at the price in aggregate equal to the proceeds received from the Issue of Shares referred to in paragraph (B) above and the Existing Issued Shares be cancelled immediately upon the repurchase (the “Repurchase of Shares”);

D)            immediately following the Repurchase of Shares, the authorised but unissued share capital of the Company be reduced by the cancellation of (a) 1,015,049,250,000 Class A ordinary shares of a par value of US$0.00135 each, (b) 100,000,000,000 Class B ordinary shares of a par value of US$0.00135 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each (the “Cancellation of Shares”, together with the Increase of Capital, Issue of Shares and the Repurchase of Shares, the “Re-denomination”), such that the authorised share capital of the Company will be “euro€1,505,316,695 divided into (a) 1,015,049,250,000 Class A ordinary shares of a par value of euro€0.00135 each, (b) 100,000,000,000 Class B ordinary shares of a par value of euro€0.00135 each, (c) 6,000 Series A convertible preferred shares of a par value of euro€0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of euro€0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of euro€0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of euro€0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of euro€0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of euro€0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of euro€0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of euro€0.00075 each”;

E)            any director of the Company be and is hereby authorised to prepare, amend, finalise, execute and deliver all such agreements, instruments or other documents, and to do all such acts and things, make such arrangements and take such steps, for and on behalf of the Company, as such director may consider necessary or expedient to give effect to the Re-denomination, and that the registered office provider of the Company be and is hereby authorised to file the requisite documents and attend to filings in connection with the Re-denomination with the Registrar of Companies in the Cayman Islands; and

F)            the transfer agent of the Company is hereby authorised and instructed to make entries in the register of members of the Company and that any director of the Company be authorised to prepare, sign, seal (if required) and deliver on behalf of the Company share certificates accordingly.

Resolution 5:

Resolved as a special resolution that, subject to approval by the shareholders of the Share Consolidation, the Share Sub-Division and the Re-denomination, the eighth amended and restated memorandum and articles of association of the Company be amended and restated by the deletion in their entirety and the substitution in their place of the ninth amended and restated memorandum and articles of association, subject to adjustment solely in respect of the final Approved Sub Division Ratio, to effect the alterations to the authorised share capital of the Company as a result of the Share Consolidation, the Share Sub Division and the Re-denomination (the “Amendment of Articles”).

The Board reserves its right to determine not to proceed with, and abandon, the Share Consolidation contemplated above if it determines in its sole discretion that implementing the Share Consolidation is not in the best interests of the Company and its Shareholders. As such, if the Board did not determine a ratio within a five-year period, the Share Consolidation would not proceed and would be abandoned.

The Company’s board of directors has fixed the close of business on February 05, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjournment or postponement thereof. Only holders of Class A ordinary shares and/or Class B ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the AGM or any adjournment or postponement thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s annual report for the year ended December 31, 2024, from the Company’s website at ir.kaixin.com or at www.transhare.com.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the AGM or any adjournment or postponement thereof are entitled to appoint one or more proxies to attend and vote on their behalf. Shareholders who wish to appoint a proxy are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) submit it online at www.transhare.com, (ii) submit it by email at proxy@Transhare.com, or (iii) mail it or deposit it to Attn: The Proxy Team, Transhare Corporation, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than forty-eight (48) hours before the time appointed for holding the AGM or any adjournment or postponement of the AGM. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. A proxyholder need not be a shareholder of the Company.

By order of the Board of Directors

/s/Mingjun Lin
Mingjun Lin

Chairman of the Board of Directors

Dated: February 05, 2026

Registered Office:

c/o Harneys Fiduciary (Cayman) Limited

4th Floor, Harbour Place

103 South Church Street

P.O. Box 10240

Grand Cayman KY1-1002

Cayman Islands

*A form of proxy has been included with this Notice (see Appendix A).

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to view the proxy materials and submit your completed proxy form online.

IF YOU DECIDE TO VIEW THE PROXY MATERIALS AND SUBMIT YOUR PROXY FORM ONLINE,

Step 1: Go to https://www.transhare.com, click on Vote Your Proxy tab

Step 2: To view or download the proxy materials of the Company, click on the link that describes the material you wish to view or download. For example, to view or download the Proxy Card, click on the “Proxy Card” link.

Step 3: To submit your proxy form online, click on the designated link and follow the on-screen instructions. YOU MAY SUBMIT ONLINE UNTIL 10:00 am, Beijing Time, on February 19, 2026.

4	If you don’t submit your proxy form online, you can complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764, USA, or send copies of the foregoing by email to proxy@transhare.com, in each case marked for the attention of The Proxy Team, not later than 48 hours before the time for the holding of the AGM or adjourned or postponed AGM in accordance with the sixth amended and restated memorandum and articles of association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

5	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

6	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

7	The quorum for the AGM is one or more shareholders present in person or by proxy representing not less than an aggregate of one-third (1/3) of all voting power of the Company’s share capital in issue entitled to vote on the resolutions to be considered at the AGM.

Appendix A

Kaixin Holdings

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) shareholder(s) of the Company with                                    Class A / Class B (circle one) shares respectively hereby appoint of

or failing him/her

                                                                                 of

or failing him/her the duly appointed chairperson of the Annual General Meeting of the Company (the “AGM”) (the “Chairperson”) as my/our proxy to vote for me/us and on my/our behalf at the AGM to be held on February 21, 2026 at 10:00 am Beijing time at Complex Building Room 211, 18 Dong Quan Avenue, Luoyang Town, Taishun County, Wenzhou, Zhejiang, China, and at any adjournment or postponement of the AGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the AGM as indicated below:

Resolutions	For	Against	Abstain

1.     It is resolved as an ordinary resolution that:

a)             the reverse share split and share consolidations of the Company’s authorised issued and unissued ordinary shares of the Company (the “Shares”) at one time or multiple times within a period of five (5) years from the date of the AGM at the consolidation ratio and effective time as the Board of Dreictors may determine in its sole direcretion, proviced always that the cumulative consolidation ratio for all such share consolidation(s) (together the “Share Consolidations”, and each a “Share Consolidation”) shall be a whole number of no less than one-for-two and no greater than one-for-one thousand (the “Approved Consolidation Ratio”), such that the number of authorised issued and unissued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio, and the authorised share capital of the Company shall be changed (assuming an Approved Consolidation Ratio of 1:10) from “US$1,505,316,695 divided into (a) 1,015,049,250 Class A ordinary shares of a par value of US$1.35 each, (b) 100,000,000 Class B ordinary shares of a par value of US$1.35 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each” to “US$1,505,316,695 divided into (a) 101,504,925 Class A ordinary shares of a par value of US$13.50 each, (b) 10,000,000 Class B ordinary shares of a par value of US$13.50 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each”, be and is hereby approved in all respects; and

b) in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Class A ordinary shares and Class B ordinary shares to be issued to shareholders of the Company to round up any fractions of Class A ordinary shares and Class B ordinary shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.
2. It is resolved as a special resolution that, subject to approval by the shareholders of the Share Consolidation, the seventh amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the eighth amended and restated memorandum and articles of association, subject to adjustment solely in respect of the final Approved Consolidation Ratio, to effect the alterations to the authorised share capital of the Company as a result of the Share Consolidation.

3. It is resolved as an ordinary resolution that, subject to the approval and implementation of the Share Consolidation, the share sub-division of the Company’s authorised share capital, at a ratio to be determined by the Board following their determination of the Approved Consolidation Ratio (the “Approved Sub-Division Ratio”), at a date to be determined by the Board, such that the number of authorised issued and unissued Class A ordinary shares and Class B ordinary shares is increased by the Approved Sub-Division Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share decreased by the Approved Sub-Division Ratio, and the authorised share capital of the Company shall be changed (assuming an Approved Consolidation Ratio of 1:10,000) from “US$1,505,316,695 divided into (a) 101,504,925 Class A ordinary shares of a par value of US$13.50 each, (b) 10,000,000 Class B ordinary shares of a par value of US$13.50 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each” to “US$1,505,316,695 divided into (a) 1,015,049,250,000 Class A ordinary shares of a par value of US$0.00135 each, (b) 100,000,000,000 Class B ordinary shares of a par value of US$0.00135 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each” (the “Share Sub-Division”), be and is hereby approved in all respects;

4.     It is resolved as an ordinary resolution that, subject to the approval and implementation of the Share Consolidation and the Share Sub-Division (assuming an Approved Consolidation Ratio of 1:10,000),

A) the authorised share capital of the Company be increased from “US$1,505,316,695 divided into (a) 1,015,049,250,000 Class A ordinary shares of a par value of US$0.00135 each, (b) 100,000,000,000 Class B ordinary shares of a par value of US$0.00135 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each” to “an aggregate of (I) US$1,505,316,695 divided into (a) 1,015,049,250,000 Class A ordinary shares of a par value of US$0.00135 each, (b) 100,000,000,000 Class B ordinary shares of a par value of US$0.00135 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each and (II) euro€1,505,316,695 divided into (a) 1,015,049,250,000 Class A ordinary shares of a par value of euro€0.00135 each, (b) 100,000,000,000 Class B ordinary shares of a par value of euro€0.00135 each, (c) 6,000 Series A convertible preferred shares of a par value of euro€0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of euro€0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of euro€0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of euro€0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of euro€0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of euro€0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of euro€0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of euro€0.00075 each” (the “Increase of Capital”);

B) at the date immediately following the Increase of Capital (the “Effective Date”), for the purposes of redenominating the issued share capital from US dollars to Euro, an aggregate of (a) the number of Class A ordinary Shares of a par value of euro€0.00135 each equal to all issued Class A ordinary shares as of the Effective Date, (b) the number of Class B ordinary shares of a par value of euro€0.00135 each equal to all issued Class B ordinary shares as of the Effective Date, (c) the number of Series A convertible preferred shares of a par value of euro€0.0001 each equal to the issued Series A convertible preferred shares, (d) the number of Series D convertible preferred shares of a par value of euro€0.0001 each equal to the issued Series D convertible preferred shares, (e) the number of Series F convertible preferred shares of a par value of euro€0.00005 each equal to the issued Series F convertible preferred shares, (f) the number of Series G convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series G convertible preferred shares, (g) the number of Series H convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series H convertible preferred shares, (h) the number of Series I convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series I convertible preferred shares, (i) the number of Series J convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series J convertible preferred shares, and (j) the number of Series K convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series K convertible preferred shares, in the capital of the Company be issued at par to the existing shareholders as of the Effective Date (the “Existing Shareholders”) on a pro rata basis (the “Issue of Shares”) and the Issue of Shares be registered in the register of members of the Company. The final number of shares issued to each Existing Shareholder shall be rounded to the nearest whole number;

C) immediately following the Issue of Shares, the aggregate of (a) the number of Class A ordinary Shares of a par value of euro€0.00135 each equal to all issued Class A ordinary shares as of the Effective Date, (b) the number of Class B ordinary shares of a par value of euro€0.00135 each equal to all issued Class B ordinary shares as of the Effective Date, (c) the number of Series A convertible preferred shares of a par value of euro€0.0001 each equal to the issued Series A convertible preferred shares, (d) the number of Series D convertible preferred shares of a par value of euro€0.0001 each equal to the issued Series D convertible preferred shares, (e) the number of Series F convertible preferred shares of a par value of euro€0.00005 each equal to the issued Series F convertible preferred shares, (f) the number of Series G convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series G convertible preferred shares, (g) the number of Series H convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series H convertible preferred shares, (h) the number of Series I convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series I convertible preferred shares, (i) the number of Series J convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series J convertible preferred shares, and (j) the number of Series K convertible preferred shares of a par value of euro€0.00075 each equal to the issued Series K convertible preferred shares held by the respective Existing Shareholders (together the “Existing Issued Shares”) be repurchased at par by the Company at the price in aggregate equal to the proceeds received from the Issue of Shares referred to in paragraph (B) above and the Existing Issued Shares be cancelled immediately upon the repurchase (the “Repurchase of Shares”);

D) immediately following the Repurchase of Shares, the authorised but unissued share capital of the Company be reduced by the cancellation of (a) 1,015,049,250,000 Class A ordinary shares of a par value of US$0.00135 each, (b) 100,000,000,000 Class B ordinary shares of a par value of US$0.00135 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each (the “Cancellation of Shares”, together with the Increase of Capital, Issue of Shares and the Repurchase of Shares, the “Re-denomination”), such that the authorised share capital of the Company will be “euro€1,505,316,695 divided into (a) 1,015,049,250,000 Class A ordinary shares of a par value of euro€0.00135 each, (b) 100,000,000,000 Class B ordinary shares of a par value of euro€0.00135 each, (c) 6,000 Series A convertible preferred shares of a par value of euro€0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of euro€0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of euro€0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of euro€0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of euro€0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of euro€0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of euro€0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of euro€0.00075 each”;

E) any director of the Company be and is hereby authorised to prepare, amend, finalise, execute and deliver all such agreements, instruments or other documents, and to do all such acts and things, make such arrangements and take such steps, for and on behalf of the Company, as such director may consider necessary or expedient to give effect to the Re-denomination, and that the registered office provider of the Company be and is hereby authorised to file the requisite documents and attend to filings in connection with the Re-denomination with the Registrar of Companies in the Cayman Islands; and

F) the transfer agent of the Company is hereby authorised and instructed to make entries in the register of members of the Company and that any director of the Company be authorised to prepare, sign, seal (if required) and deliver on behalf of the Company share certificates accordingly.

5. It is resolved as a special resolution that, subject to approval by the shareholders of the Share Consolidation, the Share Sub-Division and the Re-denomination, the eighth amended and restated memorandum and articles of association of the Company be amended and restated by the deletion in their entirety and the substitution in their place of the nineth amended and restated memorandum and articles of association, subject to adjustment solely in respect of the final Approved Sub Division Ratio, to effect the alterations to the authorised share capital of the Company as a result of the Share Consolidation, the Share Sub Division and the Re-denomination.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box:☐

Signed:

Name:

Date:

In the case of joint holders, the senior holder (see note 4 below) should sign.
Please provide the names of all other joint holders:

TO SUBMIT YOUR PROXY FORM ONLINE: www.transhare.com, click on Vote Your Proxy, and Enter Your Control Number

TO SUBMIT BY EMAIL: Please email your signed proxy card to proxy@transhare.com

TO SUBMIT BY MAIL: Please sign, date, and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

USA

TO VOTE BY FAX: Please fax this proxy card to +1.727. 269.5616

IMPORTANT: For this Proxy to be valid, the duly completed and signed Proxy must be received on or before 10:00 am Beijing Time on February 19, 2026, or 48 hours before any adjourned or postponed time and date of the AGM.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or completes and returns this form appointing a specific proxy.

3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to view the proxy materials and submit your completed proxy form online.

IF YOU DECIDE TO VIEW THE PROXY MATERIALS AND SUBMIT YOUR PROXY FORM ONLINE,

Step 1: Go to https://www.transhare.com, click on Vote Your Proxy tab

Step 2: To view or download the proxy materials of the Company, click on the link that describes the material you wish to view or download. For example, to view or download the Proxy Card, click on the “Proxy Card” link.

Step 3: To submit your proxy form online, click on the designated link and follow the on-screen instructions. YOU MAY SUBMIT ONLINE UNTIL 10:00 am, Beijing Time, on February 19, 2026.

4	If you don’t submit your proxy form online, you can complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764, USA, or send your signed copies of the foregoing by email to proxy@transhare.com, in each case marked for the attention of The Proxy Team, not later than 48 hours before the time for the holding of the AGM or adjourned or postponed AGM in accordance with the sixth amended and restated memorandum and articles of association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

5	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

6	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

7	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

8	Any alterations made to this form must be initialled by you.

9	A proxy may vote on a show of hands or on a poll.